UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share
(Title of Class of Securities)

M8893U102
(CUSIP Number)

Tufin Software Technologies Ltd. 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel +972 (3) 612-8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Marker II LP, Marker Lantern II Ltd., Marker TF Investments Ltd, Marker II GP, Ltd., Marker Lantern II Manager Ltd., Marker Lantern I Ltd., Marker Lantern Management Ltd. and Richard Scanlon (collectively, the “Reporting Persons”) on December 14, 2020 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report they are no longer part of a “group” with Catalyst Investments L.P. (together with certain of its affiliates, “Catalyst”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the Schedule 13D, the Reporting Persons have been engaging in a productive dialogue with the Issuer regarding the matters set forth in the Schedule 13D, and the Reporting Persons are satisfied with the steps taken by the Issuer to address its operating performance and are supportive of the current strategic direction of the Issuer. Accordingly, the Reporting Persons no longer intend to (i) communicate with other shareholders of the Issuer (other than any of their respective limited partners) or (ii) engage a financial advisor to advise the Reporting Persons with respect to their investments in the Issuer in connection with mergers, acquisitions and other strategic business transactions. In addition, the Reporting Persons are no longer cooperating with Catalyst to manage their respective investments in the Issuer.

The Reporting Persons may, at any time and from time to time, (I) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (II) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marker II LP

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker TF Investments Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker II GP, Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Manager Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern I Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern Management Ltd.

April 26, 2021
Date

/s/ Richard Scanlon
Signature
Richard Scanlon / Authorized Signatory
(Name/Title)
Richard Scanlon

April 26, 2021
Date

/s/ Richard Scanlon
Signature